SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company
Article 11– CVM Instruction # 358/2002

In November 2008, the only operations with securities and derivatives were those presented bellow, in compliance with Article 11 – CVM Instructions # 358/2002

Company Name: Net Serviços de Comunicação S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Controlling Group	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
Same Class and Type	Total
Shares	Common	-	0.0%	0.0%
Shares	Preferred	-	0.0%	0.0%
ADR	Preferred shares abroad	-	0.0%	0.0%
Operations in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	-
Shares	Preferred	-	-
ADR	Preferred shares abroad	-	-

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
Same Class and Type	Total
Shares	Common	-	0.0%	0.0%
Shares	Preferred	-	0.0%	0.0%
ADR	Preferred shares abroad	-	0.0%	0.0%

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company
Article 11– CVM Instruction # 358/2002

In November 2008, the only operations with securities and derivatives were those presented bellow, in compliance with Article 11 – CVM Instructions # 358/2002

Company Name: Net Serviços de Comunicação S.A.
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Controlling Group	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
Same Class and Type	Total
Shares	Common	22	0%	0%
Shares	Preferred	27,604	0%	0%
Debenture	-	0%	0%
Operations in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common
Shares	Preferred
Debenture	-
Final Balance
Securities/ Derivatives	Securities Characteristics	Quantity	%
Same Class and Type	Total
Shares	Common	22	0%	0%
Shares	Preferred	27,604	0%	0%
Debenture	-	0%	0%

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company
Article 11– CVM Instruction # 358/2002

In November 2008, the only operations with securities and derivatives were those presented bellow, in compliance with Article 11 – CVM Instructions # 358/2002

Company Name: Net Serviços de Comunicação S.A.
Group and Related Persons	( ) Board of Directors		( ) Management		( X ) Controlling Group	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics				Quantity	%
						Same Class and Type	Total
Shares	Common				112,331,488	99.4%	33.2%
Shares	Preferred				30,047,065	13.3%	8.9%
Debentures					-	0.0%	0.0%
Operations in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Bradesco Corretora	Buy	14-Nov	32,600.00	11.88	387,333.64
Shares	Preferred	Bradesco Corretora	Buy	17-Nov	9,000.00	12.07	108,669.60
Shares	Preferred	Bradesco Corretora	Buy	21-Nov	27,000.00	10.91	294,489.00
Shares	Preferred	Bradesco Corretora	Buy	24-Nov	45,000.00	11.37	511,654.50
Shares	Preferred	Bradesco Corretora	Buy	25-Nov	26,500.00	11.24	297,743.40
Shares	Preferred	Bradesco Corretora	Buy	26-Nov	5,000.00	11.69	58,450.00
Shares	Preferred	Itaú Corretora	Buy	17-Nov	9,100.00	12.01	109,309.00
Shares	Preferred	Itaú Corretora	Buy	18-Nov	126,400.00	11.48	1,450,841.00
Shares	Preferred	Itaú Corretora	Buy	19-Nov	46,200.00	11.10	512,761.00
Shares	Preferred	Itaú Corretora	Buy	21-Nov	47,000.00	10.80	507,530.00
Shares	Preferred	Itaú Corretora	Buy	24-Nov	6,300.00	11.32	71,347.00
Shares	Preferred	Itaú Corretora	Buy	25-Nov	45,000.00	11.80	531,000.00
Shares	Preferred	Fator Corretora	Buy	14-Nov	85,300.00	11.91	1,016,058.00
Shares	Preferred	Fator Corretora	Buy	18-Nov	73,900.00	11.61	857,788.00
Shares	Preferred	Fator Corretora	Buy	19-Nov	34,700.00	11.18	387,812.00
Shares	Preferred	Fator Corretora	Buy	21-Nov	45,000.00	10.71	481,750.00
Shares	Preferred	Fator Corretora	Buy	25-Nov	61,000.00	11.57	705,969.00

Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	%
						Same Class and Type	Total
Shares	Common				112,331,488	99.4%	33.2%
Shares	Preferred				30,772,065	13.6%	9.1%
Debentures					-	0.0%	0.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.